Exhibit 99.1
Gambling.com Group Is Now Grandstand
New Name Captures Company’s Evolution into the Intelligence Layer of Sports, Gaming and Entertainment
CHARLOTTE, N.C. - July 22, 2026. Gambling.com Group Limited (Nasdaq: GAMB) (the “Company”) today announced that it has changed its name to Grandstand Limited. Beginning with the market open tomorrow, July 23, 2026, the Company’s ordinary shares will trade on the Nasdaq Global Market under the ticker symbol “GRSD”. The Company’s new corporate website is live at grandstand.com.
Since its IPO in July 2021, the Company has materially diversified its business beyond performance marketing. The rebrand to Grandstand evolves the company name to better align with where it sits today - at the heart of the sports and gaming ecosystem, making consumers sharper and partners stronger through its broad portfolio of data, technology, content and audience solutions.

The new corporate name draws a clear distinction between Grandstand, the company, and Gambling.com, the consumer brand, which will continue to operate as a trusted comparison and reviews website.

“Grandstand captures our position as the intelligence layer powering informed decisions for consumers and partners across sports, gaming and entertainment,” said Kevin McCrystle, Chief Executive Officer and Co-Founder of Grandstand. “The new name Grandstand brings together the broad array of products and services in our portfolio, while also creating room for what we are building now and our long-term roadmap.”
The Full Grandstand
Today, Grandstand serves both consumers and partners. Grandstand’s consumer brands reach millions of people globally, helping people find the best odds, discover the right casino, win their fantasy league, and get the most out of Las Vegas. Brands such as OddsJam, RotoWire, Gambling.com, Casinos.com, and WhichBingo tap into unique audiences and help inform users.
Grandstand’s partner solutions span data, advertising and technology across four core areas:
•Sports Data: Real-time odds data, line movement, injuries and sports content that powers decisions across sportsbooks, trading desks, market makers, fantasy platforms and sports media through OpticOdds and RotoWire.

•Advertising: Adtech and commercial solutions to connect casino and sportsbook operators with relevant audiences on trusted consumer brands.
•Audience Monetization: Technology and commercial support platform that gives media companies, apps, communities and influencers the infrastructure to monetize their audiences at scale through Grandstand Partners.
•Entertainment & Tickets: Ticketing and experiences for Las Vegas venues, casinos and hotels through Spotlight.Vegas.

Existing shareholders are not required to take any action. The Company’s ordinary shares continue to be listed on Nasdaq and the CUSIP remains unchanged.
About Grandstand
Founded in 2006, Grandstand (Nasdaq: GAMB; to change to GRSD on July 23, 2026) is the intelligence layer powering informed decisions for consumers and partners across sports, gaming and entertainment. Grandstand’s brands include OddsJam, OpticOdds, RotoWire, Gambling.com and Casinos.com. Its partner solutions span sports data, advertising, audience monetization and entertainment and tickets. For more information, visit grandstand.com.
Media Contact:
Christine Doh
Grandstand
press@grandstand.com

Investor Relations:
Peter McGough
SVP, Investor Relations and Capital Markets
investors@grandstand.com

Richard Land
Managing Director, Alliance Advisors IR
GrandstandIR@allianceadvisors.com
973-873-7686

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this press release, including statements relating to the anticipated benefits of changing our corporate name from Gambling.com Group to Grandstand and the related rebranding activities, are all forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance, or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Important factors that could cause actual results to differ materially from our expectations are discussed under “Item 3. Key Information - Risk Factors” in our annual report filed on Form 20-F for the year ended December 31, 2025 with the U.S. Securities and Exchange Commission (the “SEC”) on March 19, 2026, and our other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.